Gateway Pacific Bancorp

3035 E. 8th Street,

National City, California 91950

May 20, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gateway Pacific Bancorp Request to Withdraw
Registration Statement on Form S-1 (File No. 333-152488)

Ladies and Gentlemen:

Gateway Pacific Bancorp (the “Company”) hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended, (the “Securities Act”), that the registration statement on Form S-1, including all exhibits thereto (File No. 333-152488), as originally filed by the Company with the U. S. Securities and Exchange Commission (the “Commission”) on July 23, 2008, and as amended on January 15, 2009, and February 27, 2009 (the “Registration Statement”), be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement because of unfavorable market conditions. None of the Company’s securities have been sold pursuant to the Registration Statement.

The Company requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use. The Company may undertake a subsequent private offering in reliance on Rule 155(c).

The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

We would appreciate it if you would please provide Company’s counsel, Chad Ensz for Luce, Forward, Hamilton & Scripps LLP, a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. Chad’s facsimile number is (858) 523-4312.

Should you have any questions regarding this matter, please contact me at 619-241-6902 or Chad Ensz at (858) 720-6361.

Sincerely,

/s/ Frederick J. (Rick) Mandelbaum
Frederick J. (Rick) Mandelbaum, President & CEO